

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel Kuala Lumpur

31 May 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY COURIER



Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934 for your attention:

1. 2002 Annual Report of Resorts World Bhd.
2. Announcement by the Company of the Notice of Extraordinary General Meeting in respect of the Proposed Renewal of the Authority for the Purchase of Own Shares.
3. Circular to Shareholders dated 31 May 2003 in relation to the Proposed Renewal of the Authority for the Purchase of Own Shares.

Yours faithfully
RESORTS WORLD BHD.



TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF-USA.doc

Exemption No. 82-[illegible]



Form Version 2.0

General Announcement

Ownership transfer to **RESORTS WORLD** on **30-05-2003 11:56:15 AM**
Reference No **RW-030530-59ECB**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

RESORTS WORLD BHD

NOTICE OF EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN THAT an Extraordinary General Meeting of Resorts World Bhd ("Resorts" or "Company") will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 3.30 p.m., or immediately following the conclusion or adjournment (as the case may be) of the Twenty-Third Annual General Meeting of the Company, which will be held at the same venue and on the same day at 2.30 p.m., whichever is later, or at any adjournment thereof, for the purpose of considering and if thought fit, passing the following resolution:

ORDINARY RESOLUTION

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES

"**THAT**, subject to compliance with the Companies Act, 1965, the Articles of Association of the Company, regulations and guidelines issued from time to time by the Kuala Lumpur Stock Exchange ("KLSE") or any other regulatory authorities, approval be and is hereby given to the Company to utilise an amount not exceeding the total retained profits and share premium of the Company to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time on the KLSE upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that the aggregate number of shares to be purchased and/or held pursuant to this resolution does not exceed ten (10) per centum of the issued and paid-up share capital of the Company. Based on the audited accounts for the financial year ended 31 December 2002, the Company's retained profits and share premium accounts were RM4,606.4 million and RM33.3 million respectively;

AND THAT such authority shall commence upon the passing of this resolution and shall remain in force until the conclusion of the next Annual General Meeting of the Company unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general

meeting;

AND THAT authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or cancel them and/or resell the treasury shares or to distribute them as share dividend and/or subsequently cancel them;

AND FURTHER THAT authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of a stockbroking firm and the opening and maintaining of a Central Depository Account designated as a Share Buy-Back Account) and to enter into any agreements and arrangements with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities."

By Order of the Board

TAN WOOI MENG
Secretary

Kuala Lumpur
31 May 2003

Notes:

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than forty-eight (48) hours before the time set for holding the meeting or at any adjournment thereof.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: